

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Benjamin S. Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Equity REIT, LLC
11 DuPont Circle, NW, 9th Floor
Washington, DC 20036

> **Re: Fundrise Equity REIT, LLC**
> **Offering Statement on Form 1-A**
> **Response Dated August 20, 2020**
> **File No. 024-11255**

Dear Mr. Miller:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our July 28, 2020 letter.

Form 1-A filed July 1, 2020

Note 3. Investments in Equity Method Investees, page F-13

1.  We note that you have non-controlling member interests in entities in which you own in excess of 50%, including Amira JV LP. Please tell us how you determined that it was appropriate to account for these entities under the equity method, citing relevant accounting literature.

Benjamin S. Miller
Fundrise Equity REIT, LLC
August 31, 2020
Page 2

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) Alper at 202-551-3329 or Erin Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mark Schonberger